

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

John Yu, M.D.
Chief Executive Officer
Kairos Pharma, Ltd.
2355 Westwood Blvd. #139
Los Angeles CA 90064

> **Re: Kairos Pharma, Ltd.**
> **Amendments No. 1 and No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 28, 2023**
> **CIK No. 0001962011**

Dear John Yu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendments No. 1 and No. 2 to Draft Registration Statement on Form S-1

Cover Page

1. We note your response to comment 1 that the closing of the offering is contingent on Nasdaq's approval of your listing application. Please reconcile your disclosure on page 5 that the failure to list your common stock "would adversely affect the liquidity of [the] investment and may also adversely affect the [share] price[.]" Ensure your revised disclosure is consistent with your underwriting agreement.

Prospectus Summary
Our In-Development Products and Pipeline, page 2

2.   We note your reference to the "earlier Phase 2 trial involving a heavily pre-treated population suffering from prostate cancer[.]" Please present data from this trial and its results that would be material to investors, including, but not limited to, primary endpoints, who conducted the trials and when, the regulatory jurisdictions of the trials, and why they were not continued.

3.   We note your response to comment 4. Please revise to clarify who considered the findings from the earlier Phase 2 trial "extraordinary." If this is your own opinion, please so specify. We note disclosure to this effect on page 83. Please also specify the "numerous publications" that have "demonstrat[ed] hormone therapy resistance develops through the induction of CD105[.]"

4.   We note your response to comment 6 and re-issue in part. Please clarify in the prospectus summary whether there are currently any approved companion diagnostic tests available to be used in connection with your product candidates and, if there are not, please revise to clarify that separate approval would be required, or advise. In this regard, we note your revised disclosure on page 83 that, as of the date of this prospectus, your companion diagnostics are in development and have not been approved by the FDA.

Business
Enviro and Enviro-Licensed or -Acquired Products, page 86

5.   We note your response to comment 16 and re-issue in part. Please clarify which clinical trial of ENV105 demonstrated that it was "reasonably well-tolerated." In this regard, your correspondence states you are referring to the "completed Phase 2 (NCT03418324) trial referenced on pages 2 and 85[,]" but, on page 86, you state ENV105 is "presently in a Phase 2 clinical trial (NCT03418324)". Moreover, disclose whether there were any material adverse events observed in any prior clinical trial of ENV 105, not just those that concerned grade 3-4 toxicities.

Kairos Intellectual Property Agreements with Cedars-Sinai Medical Center, page 89

6.   We note your response to comment 18. It appears you removed the subheading entitled "Enviro Intellectual Property Agreements with Cedars-Sinai Medical Center." In the absence of this sub-heading or additional defined terms, it is not clear which exclusive license agreements concern Kairos and which concern Enviro. Please revise.

7.   We note your response to comment 20. For the exclusive license agreement connected to the patent concerning the method of generating activated T cells for cancer therapy, specifically quantify the aggregate total milestone payments beyond "low-to-mid seven-figures."

Choice of Forum, page 125

8.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, as indicated in your risk factor on page 62, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure your related risk factor on page 62 reconciles to your revised disclosure.

Exhibits

9.   Please ensure that each exhibit has been filed in the proper text-searchable format. Refer to Item 301 of Regulation S-T.

10.   We note your disclosure on page 117 that you intend to enter into employment agreements with your executive officers prior to completion of this initial public offering. When available, please file each of these agreements as exhibits to your registration statement.

    You may contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Megan Penick, Esq.